UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CKF Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12561J 10 4

(CUSIP Number)

December 31, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)

___ Rule 13d-1(c)

_X_ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12561J 10 4

1. NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

Bettie T. Poland

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) _________________________________________________________

(b) _________________________________________________________

3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of 5. SOLE VOTING POWER: 1,000

Shares

Beneficially Reporting 6. SHARED VOTING POWER: 40,886

Owned By

Each 7. SOLE DISPOSITIVE POWER: 1,000

Person with:

8. SHARED DISPOSITIVE POWER: 40,886

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,886

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.2%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

Item 1.

(a) Name of Issuer: CKF Bancorp, Inc.

(b) Address of Issuer's Principal Executive Office:

340 West Main Street

Danville, KY 40422

Item 2.

(a) Name of Person Filing: Bettie T. Poland

(b) Address of Residence:

514 Maple Avenue

Danville, KY 40422

(c) Citizenship: United States

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 12561J 10 4

Item 3. Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 41,886*

(b) Percent of Class: 5.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,000

(ii) shared power to vote or to direct the vote: 40,886

(iii) sole power to dispose or direct the disposition of: 1,000

(iv) shared power to dispose or direct the disposition of: 40,886

_______________

*Bettie T. Poland and Thomas R. Poland are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other. The total shown consists of 1,000 shares of Common Stock owned of record by Mrs. Poland, 75 shares held of record by Thomas R. Poland in trust for minor children, 10,600 shares of Common Stock owned of record by Thomas R. Poland, 23,909 shares of Common Stock owned of record by Mr. and Mrs. Poland jointly, and 6,302 shares of Common Stock owned by Thomas R. Poland through a brokerage account. Thomas R. Poland is reporting the beneficial ownership of these same shares in his own Schedule 13G filed under separate cover.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000

Date

/s/Bettie T. Poland

Signature

______________________

Bettie T. Poland